FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: March, 2007

Commission File Number : 001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated February 28, 2007, relating to: Information relating to the combined general shareholders’ meeting of May 3, 2007

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INFORMATION RELATING TO THE COMBINED GENERAL SHAREHOLDERS’ MEETING OF MAY 3, 2007

The company informs its shareholders that its combined general shareholders’ meeting is called on Thursday May 3, 2007, at 5:00 pm, at Carrousel du Louvre in Paris (75001). The notice of meeting was published in the Bulletin des Annonces Légales Obligatoires on February 28, 2007 and contains the meeting agenda, the draft resolutions, the Board’s report upon such draft resolutions, as well as the main terms and conditions for attending and voting at this shareholders’ meeting.

Information pertaining to this meeting and its agenda are available on the Lafarge web site (www.lafarge.com) in the Shareholder Information section and on www.lafarge.com/informationreglementee/.

All the documents and information relating to the meeting are at the shareholders’ disposal under the terms and conditions specified by current regulations.

It will be proposed to the shareholders to set the normal dividend at euros 3,00 per share and the loyalty dividend at euros 3,30 per share, with related payment to occur on May 25, 2007.

COMMUNICATIONS	INVESTOR RELATIONS

Stéphanie Tessier : +33(1) 44 34 92 32	Yvon Brindamour : +33 (1) 44 34 11 26
Stephanie.tessier@lafarge.com	Yvon.brindamour@lafarge.com

Lucy Wadge : +33(1) 44 34 19 47	Daniele Daouphars : +33 (1) 44 34 11 51
Lucy.wadge@lafarge.com	Daniele.daouphars@lafarge.com

Claire Mathieu : +33(1) 44 34 18 18	Stéphanie Billet : +33 (1) 44 34 94 59
Claire.mathieu@lafarge.com	Stephanie.billet@lafarge.com

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 1, 2007	Lafarge
(Registrant)

	By:	/s/ Jean-Jacques Gauthier
	Name:	Jean-Jacques Gauthier
	Title:	Chief Financial Officer and
Executive Vice President

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